AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

November 7, 2017

VIA EDGAR

Ms. Jaea Hahn

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:  Pacific Funds Series Trust

 (File Nos. 333-61366, 811-10385)

Dear Ms. Hahn:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on October 2, 2017, concerning post-effective amendment (“PEA”) No. 138 to the registration statement of Pacific Funds Series Trust (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on August 15, 2017 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of two proposed new series of the Registrant, the PF Multi-Asset Fund and PF Multi-Fixed Income Fund (each a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments to the registration statement followed by Registrant’s responses. The Funds and their management acknowledge that they are responsible for the accuracy and adequacy of the disclosures notwithstanding any review, comment, action or absence of action by the staff.

PF Multi-Asset Fund and PF Multi-Fixed Income Fund Class P Prospectus (comments apply to both Funds unless otherwise noted)

1. Comment: Fees and Expenses: Regarding the footnote to the fee table describing an expense limitation agreement, please confirm that this agreement provides for expense reimbursement only and not a fee waiver as well. If an expense limitation does include a fee waiver, please revise the Prospectus disclosure to include the fee waiver and related discussion.

Response: So confirmed.

2. Comment: Principal Investment Strategies – In the first sentence of this section, please identify each derivative instrument that will be a principal investment of the Fund.

Response: The requested change will be made.

a. Comment: As noted in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan of the Investment Company Institute, please describe how each derivative will be used in the Fund (e.g., for hedging or speculative purposes). Please state in disclosure whether the PF Multi-Asset Fund’s only exposure to equity will be through derivatives and whether the PF Multi-Fixed Income Fund’s only exposure to fixed income will be through derivatives.

Response: The Registrant believes that the current Prospectus disclosure adequately describes how derivatives will be used by each Fund. For example, the Prospectus states that derivatives are used to “gain exposure” to particular market segments sought by a Fund and that PLFA, the investment adviser to the Fund, “actively manages the Fund’s positions in these market segments in seeking to contribute to overall returns for the Fund” (emphasis added). The PF Multi-Asset Fund’s disclosure will be revised to state that the Fund’s only exposure to equity investments will be through total return swaps. The PF Multi-Fixed Income Fund gains exposure to fixed income investments through both its total return swap investments and its collateral investments backing the total return swaps, so its disclosure will not be revised.

b. Comment (PF Multi-Asset Fund only): In the first paragraph, with regard to the Fund’s equity exposure, please define large-capitalization and mid-capitalization assets (e.g., a dollar range or reference to a general index) in the Prospectus and state whether the Fund will invest exclusively in those two market segments.

Response: The second sentence in the first paragraph will be replaced with disclosure that identifies the five equity market segments in which the Fund invests, which will be defined by reference to applicable indexes.

c. Comment: In the second paragraph, please use plain English for “dynamically allocates” and explain what that means.

Response: The disclosure will be revised to delete the word “dynamically.”

d. Comment: In the third bullet, please clarify how investor sentiment is determined.

Response: The requested change will be made.

e. Comment: Please confirm supplementally that each Fund will include “acquired fund fees and expenses” in its fee table if such fees and expenses are greater than 0.01% to the extent it invests in exchange-traded funds.

Response: So confirmed.

f. Comment: Please confirm supplementally whether each Fund will limit its exposure to futures or other commodities since these instruments are not considered securities for purposes of the qualifying income test under Subchapter M of the Internal Revenue Code.

Response: The Funds do not currently intend to invest in commodities futures contracts or other commodity-linked derivatives contracts.

g. Comment: Please confirm supplementally whether each Fund will invest in affiliated exchange-traded funds (“ETFs”). If investing in unaffiliated ETFs, please respond how each Fund would accomplish that.

Response: The Funds currently do not intend to invest in affiliated ETFs. To the extent a Fund seeks to invest in unaffiliated ETFs in excess of the limits set forth in Section 12(d) of the Investment Company Act of 1940, as amended, the Fund expects to rely on an exemptive order or exemptive rules, as may be applicable.

3. Comment: Please confirm that the Funds are consistently described as diversified or non-diversified, as the case may be, throughout the Prospectus and SAI.

Response: So confirmed.

4. Comment: Principal Risks –ETFs are identified as a potential investment for each Fund. Clarify whether ETFs are a principal investment and, if so, add related risk disclosure. The disclosure could state, for example, that an ETF may trade at a market price that varies from the underlying value of its net assets, that it relies on authorized participants to make a market and that ETFs may be subject to arbitrage which may also adversely affect price. Otherwise, please clarify (for example in Item 9 disclosure) that futures and ETFs are not principal investments of the Fund.

Response: The Registrant currently expects that total return swaps will be the sole instrument through which each Fund will gain market segment exposures. The Item 9 disclosure will be revised to state that futures and ETFs are not currently principal investments for the Funds. In addition, “Futures Contracts Risk” will be deleted from the “Principal Risks” and “Additional Risk Information” sections.

a. Comment: Derivatives Risk: Please revise this risk disclosure to identify the derivatives in which the Fund will actually invest as part of its principal investment strategy instead of the general derivatives risk disclosure currently disclosed. Consider shortening the risk descriptions in the Fund summary (Item 4) by identifying the risk of the specific derivative(s) used by the Fund and then explaining the risk in Item 9 disclosure. For example, in the Item 4 disclosure, the Prospectus may disclose that total return swaps are subject to market and credit risk. The Item 9 disclosure would then include an explanation of market and credit risk.

Response: The requested change will be made.

b. Comment: Foreign Markets Risk (PF Multi-Asset Fund only): Please address whether the Fund’s use of derivatives to obtain foreign market exposure will also involve traditional foreign markets risk, like currency risk. Please also confirm whether the Fund will use derivatives to hedge for currency risk.

Response: The Registrant confirms that the Fund’s intended use of derivatives to obtain foreign market exposure will involve traditional foreign markets risk, including currency risk. Accordingly, Currency Risk will be added as a principal risk to the summary and statutory sections of the Prospectus. The Fund will not use derivatives to hedge for currency risk.

c. Comment: Leverage Risk: – Please identify which of each Fund’s principal investments may expose the Fund to leverage risk. Please also apply this comment to the statutory Leverage Risk disclosure.

Response: The disclosure will be revised to identify that swap agreements expose the Funds to leverage risk.

d. Comment: Liquidity Risk: Please identify which of the Fund’s principal investments may expose the Fund to liquidity risk.

Response: The disclosure will be revised to identify that swap agreements expose the Funds to liquidity risk.

e. Comment: Swap Agreements Risk: Please identify the specific risks related to each Fund’s investment in swaps.

Response: The specific risks related to swaps will be identified. Please see the response to Comment 4.a.

5. Comment: Performance: Include the narrative disclosure required by Instruction 1(b) to Item 4(b)(2) of Form N-1A.

Response: The disclosure will be modified, as appropriate, in accordance with Instruction 1(b) to Item 4(b)(2) of Form N-1A. The Registrant observes that the parenthetical in Instruction 1(b) provides an example of a potentially appropriate approach, as reflected by the “e.g.” that introduces the example, which would apply for a fund that, unlike the Funds, provides returns for one calendar year.

6. Comment: Management: Please revise “Since Inception” next to each portfolio manager’s name to state a specific month and year.

Response: The Registrant believes the current disclosure is adequate and consistent with the requirements of Item 5(b) of Form N-1A. Item 5(b) of Form N-1A requires disclosure of the “name, title, and length of service” of a portfolio manager, and does not specify how to disclose “length of service.” The Registrant believes its approach is helpful to investors because it readily conveys when an individual has managed the investments for the life of a Fund.

The portfolio manager information for a Fund appears directly after the Performance section, which upon commencement of operations of the Fund will provide the specific inception date of the Fund. If an investor is interested in knowing the specific number of years associated with a portfolio manager’s tenure in addition to knowing that the tenure coincides with the life of the Fund, that fact is easily ascertainable.

Multi-Fixed Income Fund

7. Comment: Principal Investment Strategies: Please confirm supplementally that any derivatives included as part of the 80% policy will be valued at market value for Rule 35d-1 purposes.

Response: The Fund does not expect to include derivatives as part of the 80% policy.

a. Comment: Principal Investment Strategies: Please revise the 80% test to include the Fund’s net assets plus any borrowings for investment purposes for 35d-1 purposes.

Response: Consistent with plain English principles, “assets” is used in the Principal Investment Strategies section to avoid unnecessary technical jargon. Replacing “assets” with “net assets plus borrowings for investment purposes” would not be meaningful to most readers and moreover, doing so could obfuscate the more important elements of the 80% policy, namely the category of investments to which the 80% test applies. In addition, the Registrant discloses the technical definition under the General Investment Information section of the Prospectus. (The Registrant, in response to Comment 8c below, will move the technical definition to the SAI.) Accordingly, the Registrant respectfully declines to make the requested change.

b. Comment: Principal Investment Strategies: The Prospectus provides a detailed discussion of the fixed income securities which comprise the Fund’s collateral positions. Please expand the discussion of the Fund’s investment in total return swaps in a similar fashion. For example, are there any limitations on the two asset class categories described in the first paragraph, like with respect to credit quality and duration?

Response: The asset class categories described in the Prospectus are the broad U.S. investment grade bond and U.S. inflation-indexed debt securities markets, including U.S. Treasury Inflation Protected Securities or “TIPS.” There are no limitations on these asset class categories.

Statutory Prospectus

8. Comment: Additional Information about Principal Investment Strategies and Principal Risks: Principal Investment Strategies: Please revise the statutory disclosure so that it does not nearly duplicate the summary disclosure. See IM Guidance 2014-08.

Response: The requested change will be made.

a. Comment: Additional Information about Principal Investment Strategies and Principal Risks: Principal Risks: Please consider revising presentation so that the statutory disclosure does not nearly duplicate the summary disclosure.

Response: The Registrant will revise the disclosure accordingly.

9. Comment: General Investment Information: Please revise this section to move any disclosure which is not specifically related to the two Funds being registered in this filing to the SAI or state that it is a non-principal investment. For example, with respect to the statement on illiquid investments in this section, please confirm that the Fund will not, even under the circumstances described here, “hold more” than 15% in illiquid securities.

Response: The Funds do not anticipate investing on a principal basis in investments that would be deemed illiquid. The statements that the staff refers to in the second paragraph of this section do apply to principal investments of the Funds as those statements describe how the Funds may treat investments that are liquid at the time of investment that are subsequently deemed illiquid. As such, the Registrant believes these statements in the second paragraph should not be moved to the SAI. The Registrant will delete the sentence in the third to last paragraph of this section referencing Funds which are likely to invest more than 10% of their assets in securities or other holdings which are most susceptible to becoming illiquid, as this sentence is not applicable to the Funds that are the subject of this filing.

a. Comment: Capitalization: In the discussion about a company’s capitalization, please state in disclosure that this concept applies only to the PF Multi-Asset Fund.

Response: The requested change will be made.

b. Comment: Further in the same paragraph, there is a sentence that begins with: “Many of the benchmark indices that are used to give you an idea of the capitalization range….” Please identify the benchmark indexes for the PF Multi-Asset Fund.

Response: Please see the response to Comment 2.b.

c. Comment: Consider moving the “Name Test Policy” explanation to the SAI.

Response: The Names Test Policy explanation will be moved to the SAI.

d. Comment: In the paragraph regarding duration, please explain the relevance to the two Funds or move the paragraph to the SAI.

Response: The disclosure will be revised to explain the relevance of duration to the two Funds.

e. Comment: Please move the fourth paragraph describing active and frequent trading and the risks of high portfolio turnover to the discussion of risk factors.

Response: The requested change will be made.

f. Comment: Please move the first paragraph on page 12 regarding liquidity to the SAI, or state that it is specific to the PF Multi-Asset Fund or PF Multi-Fixed Income Fund, as the case may be.

Response: Please see the response to Comment 9. The first sentence of this paragraph states that “[E]ach Fund may be impacted by illiquid investments….” Registrant believes this is sufficient to connote that this sentence applies to the Funds.

g. Comment: Please move the last paragraph in this section titled “Performance of a Fund will vary” to the next heading under “Additional Risk Information.”

Response: The requested change will be made.

10. Comment: Additional Risk Information: Credit Risk: Please review the second paragraph that contains the parenthetical “(such as loans).” If loans are not principal investments for these Funds, please revise the disclosure accordingly. In addition, this risk disclosure includes a description of non-investment grade debt securities and their risks, and a credit ratings chart that identifies non-investment grade debt categories. Please move these disclosures to the SAI or an appendix as the Prospectus does not indicate that the Funds will invest on a principal basis in non-investment grade debt securities.

Response: The Registrant has deleted the reference to loans. As to the non-investment grade investments, while neither Fund currently intends to invest on a principal basis in non-investment grade debt securities, the disclosure states that “[i]n the event that a security held by the Fund is downgraded to below investment grade, the Fund may nonetheless continue to hold the security.” The Registrant believes that it is prudent for investors to understand the risks of below investment grade debt securities to account for this scenario and therefore, that the risk disclosure and related description of non-investment grade debt securities should remain in the Prospectus. Accordingly, the Registrant respectfully declines to make the requested change with respect to non-investment grade debt securities.

a. Comment: Cybersecurity Risk: Unless a Fund’s principal investment strategy entails greater cybersecurity risk, please move this discussion to another section of the Prospectus or move to the SAI. In general, we encourage Registrants to separate cybersecurity from a fund’s risk profile as cybersecurity impacts more than just a Fund’s principal investment strategies.

Response: Item 9 of Form N-1A requires that a prospectus “Disclose the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.” Registrant believes that Cybersecurity Risk, as described in the Prospectus, fits the definition of the disclosure required by Item 9 as a Fund’s net asset value, yield and/or total return are susceptible to adverse effects from cybersecurity attacks or breaches. For example, the ability of a Fund to enter into a total return swap agreement or purchase or sell a collateral pool investment is dependent on trading systems that are exposed to cybersecurity risk. If these trading systems are breached, the investment adviser may be unable to obtain the specific exposure afforded by the swap that the adviser deems appropriate, which could adversely affect the Fund’s total return. As another example, the valuation and accounting of the Funds’ investments rely on electronic systems that are exposed to cybersecurity risk. If these systems are compromised, prices of portfolio holdings could be manipulated or corrupted and result in an inaccurate net asset value determination for a Fund. To more directly explain how Cybersecurity Risk may adversely impact the Funds’ performance, the Registrant has revised the Cybersecurity Risk disclosure.

b. Comment: Derivatives Risk: Please revise this disclosure to include only derivatives that are principal investment strategies of the Funds. For example, forwards are identified in the risk disclosure, but are not identified as principal investments for the Funds. As noted, describe which derivatives are used for currency hedging and tailor the risk disclosure to the specific principal investment strategy of the Funds that are subject to this risk.

Response: The disclosure will be revised accordingly. The Funds do not use derivatives for currency hedging so related disclosure has been deleted.

c. Comment: Foreign Markets Risk: Depositary receipts are discussed at the end of this risk disclosure. Please revise this disclosure accordingly as neither Fund seems to be able to invest directly in the securities of foreign issuers.

Response: Depositary receipts are not a principal investment strategy of the Fund so the related disclosure in this risk will be deleted.

d. Comment: Inflation-Indexed Debt Securities Risk: Please revise to reflect that only the PF Multi-Fixed Income Fund will invest in derivatives designed to gain exposure to these debt securities.

Response: The requested clarification will be made.

e. Comment: Investment Style Risk: Please explain the relevance of the risk or move to the SAI.

Response: The disclosure will be revised to explain the relevance of this risk.

f. Comment: Liquidity Risk: The disclosure states: “Some securities (such as loans) may have no active trading market and may be subject to restrictions on resale.” Please clarify whether the Funds will invest in loans. If not, please delete the reference to loans.

Response: The Funds currently do not intend to invest in loans. Therefore, reference to loans will be deleted.

g. Comment: Mortgage-Related and Other Asset-Backed Securities Risk: Please consider separating out multiple risks by indenting or using subheadings. For example, extension risk is discussed midway into the risk disclosure. Please also revise or move discussion of subprime investments and stripped mortgage-related securities to the SAI as these investments are not discussed in the Prospectus.

Response: The Registrant has revised the disclosure to separate out multiple risks accordingly. The Registrant has also deleted discussion of stripped mortgage-related securities from this principal risk, as the Funds do not intend to invest in these securities on a principal basis. As to subprime investments, the Funds may invest in investment-grade mortgage-backed securities that include subprime mortgages as collateral. In this scenario, the Registrant believes that it is prudent for investors to understand the risks of subprime mortgages and therefore, that the risk disclosure and related description of subprime mortgages should remain in the Prospectus. Accordingly, the Registrant respectfully declines to make the requested change with respect to subprime investments.

h. Comment: Natural Disasters Risk: Please link this risk to a principal investment strategy or move it to the SAI.

Response: The language has been amended to link this risk to a principal investment strategy.

i. Comment: Price Volatility Risk: Identify a principal investment strategy that makes the Fund volatile or move this risk to the SAI.

Response: The language has been amended to link this risk to a principal investment strategy.

j. Comment: Redemption Risk: Because neither Fund is sold directly to investors, please consider whether Redemption Risk is a direct risk of the Fund. If it is not a direct risk, please move it to the SAI.

Response: Although the Funds are sold only to funds of funds of the Registrant, the impact of a redemption request by a fund of funds might be material to a Fund. Shareholders of the fund of funds would, in turn, be impacted by any negative impact on performance or increased expenses resulting from a significant redemption by a fund of funds out of a Fund. Accordingly, the Registrant believes that this risk is applicable to the Funds and is more appropriately disclosed in the Prospectus.

k. Comment: Underlying Fund Risk – This risk disclosure states that a Fund “may” serve as an underlying fund, but other sections of the Prospectus state that the Funds “are” underlying funds. Please revise the disclosure as appropriate.

Response: The disclosure will be revised to indicate that the Funds are underlying funds.

11. Comment: Additional Information about Fees and Expenses: Please revise the following sentence to state that the shareholders are funds of funds: “Operating expenses incurred by each Fund are borne by shareholders through their investment in such Fund.”

Response: The disclosure has been amended accordingly.

12. Comment: Investment Valuation: Because both Funds are heavily invested in total return swaps, please describe how those investments will be valued by each Fund.

Response: The disclosure will be revised to state that total return swaps are generally valued using industry pricing models, broker quotes or other methodologies pursuant to the Funds’ valuation policy.

Statement of Additional Information

13.  a. Comment: Please confirm generally that there are no material changes related to the other Funds in the SAI due to the addition of the two new Multi-Asset Funds.

Response: So confirmed.

b. Comment: Senior Loans Section: Please consider breaking out the discussion of Floating Rate Loans and related Liquidity and Settlement Risk. Because bank loans typically take an additional seven days to settle, consider additional risk language.

Response: The Funds do not intend to utilize floating rate loans on a principal basis or non-principal basis, and thus there is not a discussion of floating rate loans or risks associated with such instruments in the Prospectus. A comprehensive discussion of risks and attributes of floating rate loans, including liquidity and delayed settlement periods, are discussed in detail in the applicable prospectuses for those funds of the Registrant that utilize such instruments. Accordingly, the Registrant respectfully declines to make the requested change.

c. Comment: Swap Agreements and Options on Swap Agreements: In the paragraph that describes the Fund’s asset segregation practices (beginning with “To the extent that a Fund uses derivatives….”), please clarify whether total return swaps are segregated on a marked-to-market or notional basis.

 Response: The language regarding segregation has been clarified.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc: Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

 Laurene MacElwee, Pacific Life Fund Advisors LLC

 Anthony H. Zacharski, Esq., Dechert LLP

 Rachael Schwartz, Esq., Schiff Hardin LLP